[Letter head of Muldoon Murphy &Aguggia LLP]

April 28, 2006

VIA EDGAR AND HAND DELIVERY

Mr. William Friar

Securities and Exchange Commission

100 F. St., NE

Office 4561

Washington, DC 20549

Re:	Chicopee Bancorp, Inc.

Form S-1; File No. 333-132512

Pre-Effective Amendment No. 1

Dear Mr. Friar:

On behalf of Chicopee Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on March 17, 2006.

The Amended Registration Statement is filed in response to the Staff’s comment letter issued on April 12, 2006. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus included in the Amended Registration Statement also reflects revised disclosure in response to comments received from the Federal Deposit Insurance Corporation (“FDIC”) and the Massachusetts Commissioner of Banks (“Commissioner”). A copy of the FDIC and Commissioner response letters, which include all FDIC and Commissioner comments and the Company’s responses, are included with this letter.

We Will Form the Chicopee…Foundation, page 7

Comment No. 1

We note your reference to a long-standing commitment to your local communities. Please briefly describe this effort, including your charitable contributions in 2004 and 2005.

Mr. William Friar

April 28, 2006

Response to Comment No. 1

The requested change has been made. See page 8.

Comment No. 2

Please clarify that the shares will be given to the foundation and are in addition to the shares being offered in the sale of stock.

Response to Comment No. 2

The requested change has been made. See page 8.

Comment No. 3

Please disclose any plans by the foundation to sell a material number of these shares. Also briefly describe the possible market consequences to your stock from having a large holder that might want to diversify their portfolio.

Response to Comment No. 3

The requested change has been made. See page 8.

How We Will Use the Proceeds, page 13

Comment No. 4

Here and in the body of the text please describe any particular plans for expenditure or state that you do not have any. We note, for example, the costs discussed at the bottom of page 45. Either here or on page 45 disclose the anticipated average cost, or range of costs, to open a new branch.

Response to Comment No. 4

The requested change has been made. See page 15. This disclosure duplicates the disclosure in the Use of Proceeds section, as previously filed, and states that “neither Chicopee Bancorp nor Chicopee Savings Bank has any specific plans for the investment of the proceeds of this offering and has not allocated a specific portion of the proceeds to any particular use.” See page 31. The Company’s expected range of costs to open a new branch are disclosed on page 53.

Mr. William Friar

April 28, 2006

Comment No. 5

Discuss your ability to place these funds into productive use, other than any initial holding position. Indicate the amount of time you feel this will take. As warranted, discuss any unusual factors that may affect your timetable, such as low loan demand levels. We note your related risk factor.

Response to Comment No. 5

The requested change has been made. See pages 15 and 31.

We operate in a highly regulated environment, page 16

Comment No. 6

This risk factor and the third one on page 18 are true for almost any bank. Either explain how these matters are specific to your company or consider deleting them so that your reader can focus on the risks that are most important.

Response to Comment No. 6

The requested changes have been made. See pages 18 and 20.

Additional expenses following the offering, page 17

Comment No. 7

Both this risk factor and the next seem to address the same increased reporting expenses. Consider combining this disclosure in one risk factor. Consider limiting this risk factor to increased compensation expenses.

Response to Comment No. 7

All references to public company expenses have been deleted from the stock-based incentive plan expenses risk factor. See page 18.

Mr. William Friar

April 28, 2006

Our low return on equity, page 17

Comment No. 8

Please limit your risk factors to material uncertainties. Discussing the application of proceeds to increase revenue levels to those of your peers does not address a risk. Please revise.

Response to Comment No. 8

This risk factor has been revised. See pages 19.

Comment No. 9

You discuss that the investment of proceeds may eventually increase earnings per share. If correct, clarify that the initial placement of proceeds may actually decrease your earnings per share. Also, as warranted, address the impact on return on equity of the reporting and compensation expenses discussed in your earlier risk factor.

Response to Comment No. 9

This risk factor has been revised. See pages 19.

Pro Forma Data, page 30

Comment No. 10

Please revise the footnotes to the table included on page 32 to include a description of how you calculated the pro forma income on net investable proceeds and disclose any assumptions used in this determination.

Response to Comment No. 10

The requested change has been made. See page 40.

Mr. William Friar

April 28, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Critical Accounting Policies, page 44

Comment No. 11

Please revise this section to include the required disclosures for your accounting policies for the valuation of mortgage servicing assets and the valuation of investment securities, or please advise us as to why each item is not a critical accounting policy. Refer to Section V of Release No. 33-8350.

Response to Comment No. 11

The requested change has been made. See page 52.

Continuing to increase our sale on non-deposit investment products, page 46

Comment No. 12

As material, please briefly describe your non-deposit products.

Response to Comment No. 12

The requested change has been made. See page 54.

Results of Operations for the Years Ended December 31, 2005, 2004 and 2003, page 54

Provision for Loan Losses, page 57

Comment No. 13

The disclosure indicates that your provision expense should have increased. Revise your disclosure to state the specific factors that influenced your provision expense, including but not limited to the amount of past due loans, borrower credit quality, changes in the amount and mix of the loan portfolio, and the expertise of lending personnel.

Response to Comment No. 13

The requested change has been made. See pages 64 and 68.

Mr. William Friar

April 28, 2006

2005 v. 2004, page 57

Comment No. 14

Please revise to clarify if you capitalized $650,000 of mortgage servicing rights as a result of loans sales during the year in accordance with SFAS 140, or if you capitalized these servicing rights as a result of adoption of SFAS 140 in the current period.

Response to Comment No. 14

The requested change has been made. See page 65.

Transactions with Chicopee Savings Bank, page 77

Comment No. 15

Quantify the volume of any current loans referenced in the sentence bridging pages 77 and 78 and in the following sentence.

Response to Comment No. 15

The requested change has been made. See page 85.

Other Transactions, page 78

Comment No. 16

Please quantify the percentage of revenue represented by the fees to Jasin Advertising, referenced in the first paragraph.

Response to Comment No. 16

The requested change has been made. See page 85.

How We Determined the Offering Range, page 95

Comment No. 17

Please describe the weight given to the three forms of analysis referenced in the first paragraph on page 96. Please also reference the weight given to the price to book analysis in the summary on page 4. We note the related disclosure in the report of RP Financial.

Mr. William Friar

April 28, 2006

Response to Comment No. 17

The requested changes have been made. See pages 4 and 103.

Comment No. 18

We note the disclosure at the bottom of page 4.22 of the report which seems to indicate that little if any weight was given to price-to-assets analysis. We assume this is the reason that these figures are not included in the table on page 96. Please disclosure this in the filing, as correct.

Response to Comment No. 18

The requested change has been made. See page 104.

Comment No. 19

We note the disparity between price-to-earnings and price-to-book, relative to peer group comparables, disclosed on page 96. We also note the discussion about this page on page 4.22 of the appraisal report. Where appropriate, please disclose how these figures were reconciled.

Response to Comment No. 19

The requested change has been made. See page 104.

Comment No. 20

Please disclose why RP Financial did not reflect the recognition of compensation expense, as noted in the first paragraph on page 97.

Response to Comment No. 20

As discussed in the Pro Forma section, RP Financial did reflect the recognition of compensation expense. The disclosure referenced in the comment has been deleted. See page 104.

Comment No. 21

At the second paragraph on page 97, disclosure whether the board found that the methodology and assumptions used by RP Financial were reasonable.

Mr. William Friar

April 28, 2006

Response to Comment No. 21

The requested change has been made. See page 104.

Change in Accountants, page 119

Comment No. 22

Please revise this section to include the date that Berry, Dunn, McNeil & Parker was engaged to be your auditors. Include an affirmative statement that you did not consult your new auditors prior to engagement, if true. If not true, provide the disclosures required by Item 304(a)(2) of Regulation S-K.

Response to Comment No. 22

The requested change has been made. See page 127.

Consolidated Financial Statements

1. Summary of Significant Accounting Policies, page F-7

General

Comment No. 23

In management’s discussion and analysis on page 49, you state that you originate long-term fixed rate mortgage loans that you typically sell, which indicates that you intend to sell these loans upon origination. Revise your financial statements to include the disclosures required by paragraphs 10.33-10.35 of the AICPA audit guide for Depository and Lending institutions.

Response to Comment No. 23

The prospectus disclosure has been revised to clarify management’s intent with regard to the sale of mortgage loans. See page 55. Note 5 to the financial statements has been revised to include the net gain on sale of loans. See page F-19.

Loans held for sale are not presented as a separate balance sheet category on the financial statements as the amount is immaterial at December 31, 2005 and 2004, as disclosed in the Accounting Policy Note 1. See page F-8.

Mr. William Friar

April 28, 2006

The statement of cash flows, as originally filed, includes the net cash flows from originations and sales of loans held for sale as operating cash flows.

Note 1 to the financial statements, as originally filed, includes disclosure that the aggregate basis is used to determine the lower of cost or market value of mortgage loans. See page F-8.

3. Securities, page F-14

Comment No. 24

24.	Considering the significance of unrealized losses on investment securities in a loss position greater that 12 months to your net income, please revise to disclose the following.

•	The specific nature of the investments, to including but not limited to the specific types of companies, industries, and the specific length of time the securities have been in an unrealized loss position;

•	Your estimate of the forecasted period of time sufficient to allow for any anticipated recovery in market value; and

•	The specific factors you considered in reviewing the trends and financial condition of investees.

Response to Comment No. 24

The requested changes have been made. See pages F-16.

5. Loan Servicing, page F-18

Comment No. 25

Please review to disclose the fair value of your servicing assets and the method and significant assumptions used to estimate the fair value. Refer to paragraph 17(e) of SFAS 140.

Response to Comment No. 25

The requested changes have been made. See pages F-10 and F-19.

Mr. William Friar

April 28, 2006

18. Conversion and Initial Public Stock Offering, page F-31

Comment No. 26

Please revise to disclose the potential dollar amount of the liquidation account, if known and whether or not the related assets are considered restricted.

Response to Comment No. 26

The requested changes have been made. See page F-33.

Exhibit 5.1

Comment No. 27

You will need to file an opinion, rather than a draft opinion prior to effectiveness. Note also for exhibit 8.1.

Response to Comment No. 27

A revised legal opinion will be filed prior to effectiveness. A final tax opinion is filed with this Amended Registration Statement.

Comment No. 28

Either remove the last sentence in the next to last paragraph on page 2 about not updating the opinion or refile the opinion shortly before you request effectiveness.

Response to Comment No. 28

A final legal opinion will be filed shortly before the Company requests effectiveness.

Comment No. 29

Revise the last paragraph to consent to the discussion of this opinion in the prospectus.

Response to Comment No. 29

The requested change has been made. See revised opinion.

Mr. William Friar

April 28, 2006

Exhibit 8

Comment No. 30

Revise the opinion to clarify that it relates to all material federal income tax consequences.

Response to Comment No. 30

The requested change has been made. See revised opinion.

Comment No. 31

Revise the last paragraph to consent to being named in the registration statement.

Response to Comment No. 31

The requested change has been made. See revised opinion.

*****

Please date stamp the copy of the letter enclosed and return it to us. If you have any questions or further comments regarding the foregoing, please do not hesitate to contact us.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Lawrence M.F. Spaccasi
Lawrence M.F. Spaccasi

cc:	David Lyon, SEC

Rebekah Moore, SEC

Paul Cline, SEC

William J. Wagner, Chicopee Bancorp, Inc.

Sean P. Kehoe, Esq.

[Letter head of Muldoon Murphy & Aguggia LLP]

April 28, 2006

VIA FEDERAL EXPRESS

Mr. Christopher J. Spoth

Regional Director

Federal Deposit Insurance Corporation

15 Braintree Hill Office Park

Braintree, Massachusetts 02184

Re:	Chicopee Savings Bank, Chicopee, Massachusetts

Application for Conversion – Revised Prospectus

Dear Mr. Spoth:

On behalf of Chicopee Bancorp, Inc. (the “Company”), enclosed for filing are three copies of the following:

1.	a revised prospectus, marked to indicate changes from the prospectus included in the Application for Conversion filed by letter dated March 17, 2006;

2.	a draft Agency Agreement; and

3.	a final Federal Tax Opinion.

The revised prospectus is included in the enclosed Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1, excluding exhibits, as filed with the Securities and Exchange Commission (“SEC”) on this date.

The revised prospectus is filed in response to the Staff’s comment letter issued on April 18, 2006. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the SEC and the Massachusetts Commissioner of Banks (“Commissioner”). A copy of the SEC and Commissioner response letters, which include all SEC and Commissioner comments and the Company’s responses, are included with this letter.

Mr. Christopher J. Spoth

April 28, 2006

Page 2 – The Conversion

Comment No. 1

Please indicate the role of the Corporators in approving the Plan of Conversion and indicate the role that the Corporators will play after the conversion takes place.

Response to Comment No. 1

The requested change has been made. See page 2.

Page 5 – After Market Performance of Mutual-to-Stock Conversions

Comment No. 2

Several of the Issuers in the table did not undergo standard conversions. The final conversion was second-step. Please divide the holding companies into two groups in the table.

Response to Comment No. 2

As discussed with the Staff, all of the issuers in the table underwent standard conversions and none were a second-step. Some of the conversions provided involved institutions that were in the mutual holding company form of organization, but none of these entities had issued stock in a minority offering.

Page 10 – Persons Who Can Order the Stock

Comment No. 3

Please indicate that the order of precedence follows the Massachusetts regulatory requirements.

Response to Comment No. 3

The requested change has been made. See page 11.

Mr. Christopher J. Spoth

April 28, 2006

Page 15 – Risk Factors, Certain Interest Rate Movements May Hurt Our Earnings and Asset Value

Comment No. 4

Please make sure that the description of the number of times that the Federal Reserve has increased its target for the federal funds rate and the percentage data are updated.

Response to Comment No. 4

The requested change has been made. See page 17.

Page 18 – Risk Factors – Issuance of Shares for Benefit Programs May Dilute Your Ownership Interest

Comment No. 5

If the registrant has the intention to fund the Plans by using authorized but unissued stock, that should be indicated. If not, please indicate that the shares could, within limitation, be purchased in the market. We note the third bullet point on page 23 and footnote 2 on Page 32.

Response to Comment No. 5

The requested change has been made. See page 19.

Page 31 – Pro Forma Data

Comment No. 6

We note that there is no line for cash contributed to the foundation. Please confirm separately that there will be no cash contributed to the foundation.

Response to Comment No. 6

There will be no cash contributed to the foundation.

Mr. Christopher J. Spoth

April 28, 2006

Page 34 – Comparison of Independent Valuation and Pro Forma Financial Information With and Without the Foundation

Comment No. 7

The table is difficult to understand. Add basic explanatory footnotes similar to those used in the Form SB-2/A (November 12, 2004), filed by Royal Financial, Inc.

Response to Comment No. 7

The requested change has been made. See page 41.

Page 44 – Critical Accounting Polices, Allowance for Loan Losses

Comment No. 8

Expand the disclosure to explain briefly (a) when a loan is considered “impaired,” (b) the types of loans that are individually evaluated, (c) the types of loans that are collectively evaluated and (d) how fair value is determined.

Response to Comment No. 8

The requested change has been made. See page 51.

Page 45 and F-22 Deferred Tax Assets

Comment No. 9

Please advise us whether the bank uses the same method of accounting for deferred tax assets for regulatory accounting purposes. We note that the dollar amount presented for deferred tax assets in the financial statements for December 31, 2005 differs from that disclosed for the bank on the December 31, 2005 Call Report. Please request a financial officer of the bank to look into this matter. I have attached Schedule F from the December 2005 Call Report for your convenience.

Response to Comment No. 9

The Bank uses the same method of accounting for deferred tax assets for regulatory and GAAP accounting purposes. The reason for the difference between the financial statements and the call report is a reclassification entry between the current and deferred balance sheet accounts. This entry to adjust the tax accounts to their actual balances, was made after the call report was filed.

Mr. Christopher J. Spoth

April 28, 2006

Page 56 – Average Balances and Yields

Comment No. 10

There appears to be an extra column in the table. The average balance sheet data and interest and dividend data is disclosed for three years. However, there are four columns that represent the yield/cost on those balance sheets items. Please remove the excess column or explain to us why there are four columns.

Response to Comment No. 10

The requested change has been made. See page 63.

Page 57 – Provision for Loan Losses

Comment No. 11

Please explain to us why the provision for loan losses remained unchanged for the three years presented. It is extremely unusual for the provision to be the same over three years.

Response to Comment No. 11

The provision for loan losses disclosure has been revised to provide further detail for management’s reasons for the additions to the allowance for loan losses. See page 64.

Page 67 – Impact of Recent Accounting Pronouncements, FSP Statement of Position 94-6-1

Comment No. 12

Please clarify whether there was no material effect on the financial condition and results of operation of the bank because of the effective date of the statement or because the bank does not offer material amounts of the types of loans described.

Response to Comment No. 12

The requested change has been made. See page 74.

Mr. Christopher J. Spoth

April 28, 2006

Page 71 – Directors’ Compensation

Comment No. 13

Please use the language agreed upon for the Corporators Statement earlier this year.

Response to Comment No. 13

The requested change has been made. See page 78.

Page 85 – Federal Deposit Insurance Reform Act of 2005

Comment No. 14

Consider expanding the fourth paragraph to add the effects of the new deposit insurance assessment method on the bank’s future assessment are not known at the present time. Please do not add the past assessment rates for Chicopee Savings Bank.

Response to Comment No. 14

This disclosure was previously provided. See the last sentence of this section on page 92.

Comment No. 15

We note that the Approvals have not been obtained yet.

Response to Comment No. 15

The disclosure has been revised. See page 102.

Mr. Christopher J. Spoth

April 28, 2006

General – Charitable Foundation

Comment No. 16

We understand that you will be adding the disclosure that one independent director will be added to the board of the Charitable Foundation.

Response to Comment No. 16

Disclosure regarding the independent director was previously provided. See page 116.

*****

Please date stamp the copy of the letter enclosed and return it to us. If you have any questions or further comments regarding the foregoing, please do not hesitate to contact us.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Lawrence M.F. Spaccasi
Lawrence M.F. Spaccasi

Enclosures

cc:	John P. Henri, FDIC/Washington, DC (3 copies)

Paul Jonson, FDIC/Boston

Mary Frank, FDIC/Washington, D.C.

Martin Thompson, FDIC/Washington, D.C.

William J. Wagner, Chicopee Bancorp, Inc.

Sean P. Kehoe, Esq.

[Letter head of Muldoon Murphy &Aguggia LLP]

April 28, 2006

VIA FEDERAL EXPRESS

The Honorable Steven L. Antonakes

Commissioner of Banks

The Commonwealth of Massachusetts

Office of the Commissioner of Banks

One South Station

Boston, MA 02110

Re:	Chicopee Savings Bank

Chicopee, Massachusetts

Application for Conversion – Revised Prospectus

Dear Commissioner Antonakes:

On behalf of Chicopee Savings Bank (the “Bank”) and Chicopee Bancorp, Inc. (the “Company”), enclosed for filing are three copies of the following:

1.	a revised prospectus, marked to indicate changes from the prospectus included in Amendment No. 1 to the Application for Conversion filed by letter dated March 17, 2006; and

2.	a final Federal Tax Opinion.

The revised prospectus is included in the enclosed Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1, excluding exhibits, as filed with the Securities and Exchange Commission (“SEC”) on this date.

The revised prospectus is filed in response to the Division’s comments issued via telephone on April 25, 2006. To aid in your review, we have repeated the Division’s comments followed by the Bank’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the SEC and the Federal Deposit Insurance Corporation (“FDIC”). A copy of the SEC and FDIC response letters, which include all SEC and FDIC comments and the Company’s responses, are included with this letter.

The Honorable Steven L. Antonakes

April 28, 2006

Comment No. 1:

Front Cover – Clarify the disclosure regarding the 401(k) participants.

Response to Comment No. 1:

The requested change has been made. See revised cover page.

Comment No. 2:

Front Cover – Add the DIF to the disclaimer.

Response to Comment No. 2:

The requested change has been made. See revised cover page.

Comment No. 3:

Page 2 – The reference to directors should be trustees.

Response to Comment No. 3:

The requested change has been made. See page 2.

Comment No. 4:

Revise the Supplemental Record Date and the definition of community as previously revised for the Notice and Information Statement.

Response to Comment No. 4:

The requested changes have been made throughout the document.

Comment No. 5:

Page 16 – Add the Commissioner as a regulator of the holding company and revise the purpose of the Commissioner.

Response to Comment No. 5:

In accordance with the SEC’s comments, this Risk Factor was deleted.

The Honorable Steven L. Antonakes

April 28, 2006

Comment No. 6:

Page 40 – Loans to One Borrower – “regulation” should be “statute.”

Response to Comment No. 6:

The requested change has been made. See page 47.

Comment No. 7:

Page 66 - Confirm capitalization numbers.

Response to Comment No. 7:

The numbers presented are correct. Total equity at December 31, 2005 was $43.4 million. Pro forma equity at December 31, 2005 is $109.0 million at the maximum of the offering.

Comment No. 8:

Page 77 and 78 – Loans and Extensions of Credit – Revise to reference Massachusetts regulations.

Response to Comment No. 8:

The requested change has been made. See page 85.

Comment No. 9:

Page 80 – Revise the purpose of the Commissioner.

Response to Comment No. 9:

The requested change has been made. See page 87.

Comment No. 10:

Pages 80 and 81 – Correct Commissioner and regulations.

Response to Comment No. 10:

The requested changes have been made. See page 88.

The Honorable Steven L. Antonakes

April 28, 2006

Comment No. 11:

Delete the reference to the DIF assessment.

Response to Comment No. 11:

The requested change has been made. See page 88.

Comment No. 12:

Page 87 – Revise to conform disclosure to disclosure provided by the Division.

Response to Comment No. 12:

The requested change has been made. See pages 93 and 94.

Comment No. 13:

Page 93 – Include the DIF in list of insurers.

Response to Comment No. 13:

The requested change has been made. See page 100.

Comment No. 14:

Page 110 – Mention federal law in addition to Massachusetts law.

Response to Comment No. 14:

The requested change has been made. See page 117.

Comment No. 15:

Page 117 – Include the DIF in list of insurers and revise Massachusetts Banking Law paragraph to state “mutual savings bank.”

Response to Comment No. 15:

The requested changes have been made. See page 124 and 125.

The Honorable Steven L. Antonakes

April 28, 2006

Comment No. 16:

Page 120 – Add that a copy of the plan is available at the main office of the Bank.

Response to Comment No. 16:

The requested change has been made. See page 127.

* * * * *

If you should have any questions or comments or require any further information, please contact the undersigned or Sean P. Kehoe at (202) 362-0840. Please kindly acknowledge receipt of this letter by date stamping as received and returning one copy of this letter in the enclosed self-addressed envelope.

Sincerely,

MULDOON MURPHY & AGUGGIA LLP

/s/ Lawrence M.F. Spaccasi
Lawrence M.F. Spaccasi

Enclosures

cc:	Joseph Leonard, Massachusetts Division of Banks

Gary Backaler, Massachusetts Division of Banks

William J. Wagner, Chicopee Savings Bank

Sean P. Kehoe, Esq.